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SEC FILE NUMBER
8-53696

ANNUAL REPORTS
FORM X-17A-5
PART III

JAN 17 2024

Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ENDEAVOR CAPITAL HOLDINGS GROUP, LLC

TYPE OF REGISTRANT (check all applicable boxes):

X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 BROAD STREET
(No. and Street)

NEW YORK	NY	10004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JON DEMICHIEL	212-668-4600	jdemichiel@endeavor-cap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB & COMPANY, P.A.
(Name – if individual, state last, first, and middle name)

2100 E SYBELIA AVENUE SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

7/28/04	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **JON DEMICHIEL**, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of **ENDEAVOR CAPITAL HOLDINGS GROUP, LLC**, as of DECEMBER 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 27

Dierdre Steinhaus Ainbinder
Notary Public

Signature: Jon DeMichiel
Title: President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to ~~consolidated~~ statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ENDEAVOR CAPITAL HOLDINGS GROUP, LLC

Financial Statements

December 31, 2023

(With Independent Auditors' Report and Supplemental Schedules)

ENDEAVOR CAPITAL HOLDINGS GROUP, LLC
December 31, 2023

Table of Contents

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Endeavor Capital Holdings Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Endeavor Capital Holdings Group, LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Endeavor Capital Holdings Group, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Endeavor Capital Holdings Group, LLC's management. Our responsibility is to express an opinion on Endeavor Capital Holdings Group, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Endeavor Capital Holdings Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Endeavor Capital Holdings Group, LLC's auditor since 2023.

Maitland, Florida

April 10, 2024

ENDEAVOR CAPITAL HOLDINGS GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

ASSETS		
Cash	$	26,964
Due from related party (Note 4)		0
TOTAL ASSETS	$	26,964
LIABILITIES AND MEMBER'S EQUITY		
Accounts Payable and accrued expenses	$	8,253
TOTAL LIABILITIES		8,253
Commitments and Contingencies (Notes 3 and 4)		
Member's Equity (Note 3)		18,711
TOTAL MEMBER'S EQUITY		18,711
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	26,964

The accompanying notes are an integral part of these financial statements.

ENDEAVOR CAPITAL HOLDINGS GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2023

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Endeavor Capital Holdings Group, LLC. (The "Company") is a New York limited liability company, and is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly owned subsidiary of Endeavor Holdings, Inc. (the "Parent"). The Company is currently conducting business.

The liabilities of the member are limited to administrative and operating expenses and capital investment.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company operates as the Managing Broker Dealer which functions as the wholesaler for raising funds for an offering. The Company receives commissions as interests are sold and recognizes revenue at trade date (purchase date). The Company believes the performance obligation is satisfied because trade date is when the underlying financial Instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of interest ownership have Been transferred to/from the customer.

Significant Judgements – Revenue from contracts with customers includes commission income and fees from investment banking and advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance whether performance obligations are satisfied at a point in time over time; how to allocate transaction prices where multiple performance obligations are identified; when to when to recognize revenue based on the appropriate measures of the Company's progress under the contract, whether revenue should be presented gross or net of certain costs; and whether constraints on variable considerations should be applied due to uncertain future events.

Income Taxes

The financial statements do not include a provision for income taxes because the Company is not a taxable entity and all of the Company's earnings are reported on the Parent's tax returns.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax-related appeals or litigation processes based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2010. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations, and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2023.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $ 18,711 which is $ 13,711 in excess of its required net capital minimum of $ 5,000. The Company's aggregate indebtedness to net capital ratio was .4411 to 1.

During the year ended December 31, 2023, the Company was in net capital non-compliance of its required minimum net capital under Rule 15c3-1 on Sunday, July 31, 2023 due to FINRA CMA invoice dated July 31, delivered to the office on August 15, 2023. In addition, a cash infusion of $ 9,000 deposited on July 29 was not posted to the firm's operating account until August 1, 2023. The combination of these events created a minimum net capital deficiency as of month end 7/31/23 of ($1,185). The SEC and FINRA were duly notified as per regulations, that as of August 1, 2023 the firm had returned a net capital position of $12,815. The Company did receive a consulting fee on August 1 of $25,000 however, the firm did not conduct a securities business in 2023.

NOTE 4 – MANAGEMENT AGREEMENT AND RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with a related entity in which the Company utilized the services of the related entity in exchange for a total 2023 annual expense allocation of $18,547.50, comprised of $16,747.50 for their share in the use of office space, and $1,800 for their share in the use of communications equipment.

Additionally, for the year ended December 31, 2023, the Company also received from the Parent Company $141,515 in cash contributions, resulting in total member contributions of $162,005.

NOTE 5 - 15C3-3 EXEMPTION

The Company, under Rule 15c3-3(k)(1), is exempt from the reserve and possession and control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions, if any, are executed and cleared on behalf of the Company by its clearing broker-dealer, of which there were none in 2023, nor was an active clearing agreement with a clearing broker-dealer in place at any time in 2023.

NOTE 6 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company may engage in various corporate financing and investment banking activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty with which it conducts business.

The Company's financial instruments, including cash and cash equivalents, deposits with a clearing-broker, amounts due from related parties, and accounts payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of those instruments.

NOTE 7 - GOING CONCERN

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had limited revenues in 2023 yet recorded a loss from operations. The Member engaged in a CMA in 2023 and expanded ownership within the parent has pledged additional support to the Company to enable it to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 8 – SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events from December 31, 2023 through the date that the financial statements were issued. As noted, the firm through the second quarter of the year has been engaged in an ownership change and firm restructuring as laid out in the CMA review and approval completed within the first half of 2023. Other than this development, there have been no additional material or subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2023.